Exhibit 99.1

March 12, 2026

Dear Shareholders,

20-3 Ebisu 4-chome, Shibuya-ku, Tokyo

Leifras Co., Ltd.

Representative Director Ito Kiyotaka

Notice of the 25th Ordinary General Meeting of Shareholders

Dear Sir/Madam, Thank you very much for your continued patronage the 25th Ordinary General Meeting of Shareholders will be held as follows.

If you are unable to attend the meeting, please take the time to review the reference documents for the General Meeting of Shareholders below, confirm the “Information on exercising your voting rights if you are unable to attend the General Meeting of Shareholders,” and return the enclosed voting form or proxy form so that it arrives by 6:00 p.m. on Thursday, March 26, 2026.

Sincerely,

Note

1. Date and time	Friday, March 27, 2026, 10:00 AM
2. Location	20-3 Ebisu 4-chome, Shibuya-ku, Tokyo SPACE 6 (4th floor, Yebisu Garden Place Tower)

3. Purpose

Report matters

First Report: Business Report and Financial Statements for the 25th Fiscal Period (January 1, 2025 to December 31, 2025)

Resolutions

Agenda Item 1: Partial Amendment to the Articles of Incorporation

Proposal 2: Election of 12 Directors (excluding Directors who are Audit and Supervisory Committee Members)

Proposal 3: Election of two Directors who are Audit and Supervisory Committee Members

Below   above

25th Term

Business Report

From January 1, 2025

To December 31, 2025

1.	Matters concerning the current status of the Company

(1)	Business Progress and Results

The fiscal year under review was a year of uncertainty surrounding economic activity due to continuing inflationary pressures and interest rate policies in various countries. In Japan, rising prices have led to a decline in real household wages and cautious consumer behavior. Meanwhile, the hosting of the 2024 Paris Olympic Games has boosted interest in sports, positively impacting related industries. In the education and sports market in which our company operates, the target population is shrinking due to the declining birthrate, while education costs per child are on the rise, creating demand for high-value-added services. At the same time, rising prices are making it more difficult for families to select extracurricular activities, intensifying the competitive environment. In addition, in public education, the shift to local club activities, aimed at reducing teachers’ long working hours, has become a fully-fledged national policy, and the need for outsourcing to private businesses is rapidly expanding.

In this environment, guided by our corporate philosophy of “To change and design sports,” we worked to strengthen our management foundation with the aim of achieving further growth. As a notable achievement, in October 2025, the Company listed its shares on the NASDAQ Capital Market, becoming the first Japanese sports-related company to do so. This remarkable achievement has established a solid foundation for accelerating our future growth strategy, including overseas expansion and M&A.

This is due to the strategic allocation of human resources associated with the re-contracting of Nagoya City’s club activity business and the new contracting of other large-scale club activity businesses. Starting in the second half of 2024, we were re-contracted to operate six of the eight wards (111 schools and 718 club activities) of Nagoya City’s “New Athletic and Cultural Activities” for public elementary schools, which had previously been contracted to other companies. Furthermore, in the first half of 2025, we were newly contracted to operate large-scale club activity businesses in Suita City, Osaka Prefecture, and Shibuya Ward, Tokyo. We positioned this as a highly important large-scale project and focused our entire company’s human resources on this business, which resulted in a temporary curb in the number of new school openings in our school business. However, our track record of leading this club activity business to success has been highly praised by local governments across the country, and as the number of schools contracted for club activities increases, we now have a large market share in this field.

Leveraging financial strength gained from our NASDAQ listing and large-scale fundraising, we intend to further increase our corporate value by driving renewed growth in our school business and further expansion of our social business.

As a result of the above, our performance for the fiscal year under review was net revenue of ¥11,586,368,000 (up 13.61% from the previous fiscal year), ordinary income of ¥474,506,000 (down 1.59% from the previous fiscal year), and net income of ¥298,930,000 (down 21.71% from the previous fiscal year).

(2)	Capital Investment Status

Total capital investments made during the fiscal year under review amounted to 80 million yen, primarily for the acquisition of office equipment and improvements to our customer management system.

(3)	Fundraising Status

In connection with our IPO on the NASDAQ Capital Market in the United States on October 9, 2025, we issued 1.25 million new shares through a public offering (issue price of $4 per share, totaling $5 million).

To facilitate flexible fundraising and improve capital efficiency, we have entered into commitment line agreements totaling ¥2,500 million with six major financial institutions. There was no outstanding borrowing balance under these agreements as of the end of the fiscal year.

(4)	Issues to be addressed

To achieve sustainable growth in corporate value while fulfilling our social responsibilities as a company listed on the NASDAQ, we plan to prioritize addressing the following five issues.

①	Increase added value in our school business and optimize our teaching structure

In our core school business, we are focusing on adding high value to ensure our students continue to be chosen by parents amid a challenging environment in which rising prices have made them more selective about extracurricular activities. To achieve this, we are focusing on optimizing our instruction system to ensure our students remain our top choice.

In terms of quality, we plan to provide high-quality instruction services by strengthening school inspections and employee training. As a foundation for maintaining and providing high-quality services, we plan to continue to improve our management system, including assigning assistant instructors (part-time) and increasing the number of classes.

Rather than simply expanding in size, we plan to provide optimal service to all members by increasing the number of instructors and appropriately distributing class sizes.

This will also create a system in which even younger children can participate with peace of mind, improving customer satisfaction, reducing withdrawals, and increasing lifetime value (LTV). In terms of attracting customers, we plan to strengthen social media advertising through web marketing and introduce inside sales to attract students with light needs.

As part of our expansion into new regions, we plan to expand into Akita and Toyama prefectures, two areas where we have yet to operate. We aim to expand into all 47 prefectures by 2026, and acquire new customers by establishing new school models through comprehensive partnership agreements with universities and vocational schools, as well as by considering M&A and alliances with other companies in the same industry that share our philosophy.

②	Addressing Reputational Risk and Thorough Safety Management

With the increase in the number of school members, schools under School Club Support contracts, and employees, the risk of accidents and scandals is increasing. Countermeasures against reputational damage (reputation risk) spread through social media and other channels are essential. Our top priority is safety and security. Although we have not had any serious accidents since our founding, we plan to continue to strengthen our accident prevention system and implement thorough safety management, and comply with the safety management manual and provide employee training. We are also strengthening our monitoring capabilities to raise compliance management awareness and establishing a rapid crisis system to prepare for any unforeseen circumstances, thereby maintaining trust in our brand.

③	Promoting Human Capital Management and Strengthening Recruiting Competitiveness

Amid a worsening labor shortage across the service industry, securing high-quality instructors is vital to business growth. We are strengthening our recruitment branding by leveraging the publicity gained through our listing on the NASDAQ. In particular, in our rapidly expanding school club support business, we have established a system in which the business divisions closest to the field and the Human Resources Department work closely together. This collaboration between these two departments allows us to respond quickly to powerful locally recruiting needs while providing high-quality training, enabling us to secure club activity instructors (crew). At the same time, our headquarters will promote cross-sectional collaboration across all business divisions, share success stories, and mutually utilize resources to maximize synergy across the organization. Furthermore, we plan to strive to accelerate employee productivity by expanding our full-time employee training program and improving engagement through an appropriate personnel evaluation system. We plan to also promote operational efficiency using AI and other technologies, creating an environment where employees can focus on core tasks such as coaching and customer service, thereby increasing productivity across the entire group.

④	Building a Foundation for Global Expansion and Strengthening Governance

In light of Japan’s declining birthrate, we aim for growth in overseas markets in the medium to long term. We are accelerating preparations to expand our Leifras -style sports education model, centered on our strength in “non-cognitive skill development,” to Asia, Europe, and the United States. At the same time, we aim to earn the trust of domestic and international investors by establishing a global-standard governance system required by a NASDAQ-listed company and striving to achieve highly transparent management and strengthen internal controls. As part of this effort, following our listing on the NASDAQ in October 2025, we established a new Risk and Compliance Committee in December of the same year. This will enable us to build a public company-standard governance system that comprehensively understands company-wide risks and enables agile decision-making in emergencies.

Please note that the statements regarding future forecasts, plans, goals, and other forward-looking statements contained in this business report are based on the information currently available to us. Therefore, actual performance and results may differ from these statements due to economic conditions, market trends, changes in the business environment, changes in various systems, and other factors.

(5)	Assets and profit / loss status for the last three fiscal years

Category (Fiscal year: January to December)	2022	2023	2024	2025 (Current fiscal year)
Net Revenue (thousands of yen)	7,530,088	9,090,000	10,198,455	11,586,368
Ordinary Income (thousands of yen)	221,809	348,986	482,170	474,506
(Reference) Adjusted Ordinary Income (thousands of Yen)	-	-	768,044	917,865
Net Income (thousands of yen)	194,123	179,294	381,828	298,930
(Reference) Adjusted Net Income (thousands of Yen)	-	-	539,233	606,533
Net Income per Share (yen)	7.68	7.09	15.33	11.86
Total Assets (thousands of yen)	2,889,439	3,601,232	3,586,558	3,754,439
Net Assets (thousands of yen)	490,455	658,080	1,039,465	1,970,782
Net Assets per Share (yen)	19.38	26.40	41.73	75.33

(Note)	1.	Net income per share is calculated based on the average number of shares issued during the period, and net assets per share is calculated based on the total number of shares issued at the end of the period.

2.	The Company conducted a 20-for-1 stock split of its common stock effective November 1, 2024. Net income per share and net assets per share have been calculated, assuming that the stock split was conducted at the beginning of the 22nd fiscal year.

3.	Calculation of adjusted profit

To properly present the comparability of financial results and sustainable profitability for the fiscal year under review, we have adjusted “adjusted ordinary income” and “adjusted net income” as follows. Please note that as we began calculating these indicators from the 24th fiscal year, they have been omitted for the 22nd and 23rd fiscal years.

(1)	Adjustments and Details of Adjustments

-	Adjusted ordinary income

Calculated by adding to ordinary income the one-time expenses (commissions paid, etc.) associated with IPO preparations and the impact of the pro forma standard tax (taxes and public dues) incurred due to the increase in capital.

(2)	Summary of Major Adjustments

-	IPO-related expenses:

These are one-time expenses specific to the listing year, such as external consulting fees, audit fees, and transfer agency fees incurred in preparation for the IPO.

-	Impact of the Business Size Standard Taxation

As a result of the capital increase following the IPO, our capital exceeded 100 million yen, and as a result, we became subject to the business size standard taxation from the current fiscal year, which resulted in an increase in selling, general and administrative expenses (taxes and public dues).

-	Gain/Loss Related to Directors’ Liability

This is a one-time gain resulting from compensation received from current directors and officers based on settlements and other factors for damages caused by the dereliction of duties by former directors and officers.

(6)	Significant parent company and subsidiaries

①	Parent company

Not applicable.

②	Status of important subsidiaries

Company Name	Capital	Investment Ratio	Major Business Activities
Leifras Travel Co., Ltd.	18 million yen	100%	Domestic travel planning and arrangements
Apicos Co., Ltd.	10 million yen	100%	Management of after-school clubs

The following subsidiaries have been dissolved and their shares transferred.

Dissolved subsidiary	Leifras Travel Co., Ltd.
Reason for dissolution	This dissolution is part of a group reorganization aimed at improving business efficiency.
Date of dissolution	October 31, 2025 (dissolution registration date)
Future impact	This dissolution will not have a material impact on the business performance or financial position of the Group.
others	Following the dissolution, we are proceeding with the appropriate processing of receivables and payables. However, as it will take time to return the repayment guarantee contribution to the All Japan Travel Agents Association, we expect the liquidation process to be completed around December 2026.

③	Matters concerning specified wholly owned subsidiaries

Not applicable.

(7)	Main business activities

The Company consists of two segments: School Business and Social Business. The following divisions are the same as those in I. “Notes on matters related to significant accounting policies (4) Standards for recording revenues and expenses.”

Department	Main Services
School business	Planning and management of schools and outsourced management, sports instruction, planning and management of events, etc.
Social business	Support for school club activities, contracted operation of various facilities, operation of after-school day care services

(8)	Major Sales Offices (as of December 31, 2025)

①	Our head office and business offices, etc.

Tokyo Head Office	Shibuya Ward, Tokyo
Fukuoka Head Office	Fukuoka City, Fukuoka Prefecture
Hakata Station South Office	Fukuoka City, Fukuoka Prefecture

②	Sales offices, etc.

Hokkaido region	9 offices	Kinki region	10 offices
Tohoku region	11 offices	Chugoku region	5 offices
Kanto region	11 offices	Shikoku region	3 offices
Chubu region	11 offices	Kyushu and Okinawa region	18 offices

③	subsidiary

Apicos Co., Ltd.	Fukushima City, Fukushima Prefecture

(9)	Status of employees (as of December 31, 2025)

Number of persons	Change from the end of the previous period	Average age	Average length of employment
1,252 people	decrease by 15	34 years and 4 months old	5 years and 11 months

(Notes)	1.	The number of employees indicates the number of employees whose main workplace is the Company.

2.	The increase or decrease compared to the end of the previous fiscal year is calculated by comparing the number of employees in the previous fiscal year, calculated under the same conditions as in Note 1, with the number in the current fiscal year.

(10)	Major Lenders and Amount of Loan (as of December 31, 2025) in thousands of yen

Borrower	Outstanding loan balance
Mitsubishi UFJ Bank, Ltd.	100,000
Mizuho Bank, Ltd.	91,114
Resona Bank, Ltd.	62,640
Chikuho Bank Ltd.	60,000
Saga Bank Ltd.	21,698

(Note)	The above borrowing amount includes corporate bonds.

(11)	Other important matters concerning the current status of the company

Not applicable.

2.	Matters related to the Company’s shares

(1)	Total number of authorized shares: 40,000,000

(2)	Total number of issued shares: 26,560,660

(3)	Number of shareholders as of the end of the current fiscal year: 229

(4)	Major shareholders (top 15)

Name	Number of shares held	Shareholding ratio
Kiyotaka Ito	7,314,502	27.96%
K2MY Co., Ltd.	5,861,640	22.41
The Bank of New York Mellon	2,172,020	8.30
BSP No. 2 Investment Limited Partnership	1,200,000	4. 59
Chikugin Regional Revitalization Investment Limited Partnership	700,000	2. 68
Yuki Umeda	483,340	1.85
Masakazu Baba	440,000	1. 68
FFG Venture Investment Limited Partnership No. 1	416,660	1. 59
SG Incubate No. 1 Investment Business Limited Liability Partnership	400,000	1. 53
Fukuoka Transportation Holdings Co., Ltd.	200,000	0.76
Mikiya Inatomi	200,000	0.76
Osako Holdings Co., Ltd.	200,000	0.76
Bonmax Co., Ltd.	200,000	0.76
icubed No. 1 Investment Limited Partnership	200,000	0.76
Oriental Land Innovations Co., Ltd.	200,000	0.76

(Note)	1.	The Company holds 400,041 treasury shares, but these are excluded from the above list of major shareholders.

2.	The shareholding ratio is calculated excluding treasury stock and is rounded to two decimal places.

3.	K2MY Co., Ltd. is an asset management company in which Kiyotaka Ito, Representative Director of the Company, indirectly holds 52% of the shares, and is a joint holder of the Company’s shares with Mr. Ito.

(5)	Shares issued to the Company’s directors as compensation for the execution of their duties during the fiscal year.

Not applicable.

(6)	Other important matters concerning shares

①	Listing on the NASDAQ Capital Market in the United States and issuance of publicly offered shares

(i)	In order to accelerate global business expansion and strengthen our financial base, we listed our shares on the NASDAQ Capital Market (ticker symbol: LFS) on October 9, 2025 (US Eastern Time). In conjunction with this, we issued the following new shares through a public offering on the NASDAQ Capital Market. Type and number of shares issued: 1,250,000 common shares (corresponding to 1,250,000 American Depositary Shares (ADSs). 1 ADS represents 1 common share of the Company)

(ii)	Issue price: US$4.00 per share (1 ADS)

(iii)	Payment date (closing date): October 10, 2025 (US Eastern Time)

(iv)	Purpose of capital increase and use of funds: The funds raised will be used for human resource investment to expand market share in sports school business and social business, securing sports facilities, and other working capital.

4.	Changes in shareholder composition and their impact

(1)	Change in shareholder composition

During this consolidated fiscal year, we were listed on the NASDAQ Capital Market in the United States (October 2025) and made our shares publicly available in the form of American Depositary Receipts (ADRs). As a result, The Bank of New York Mellon, the depositary bank for our ADRs, became one of our major shareholders, holding 8.3% of our total issued shares. The Bank of New York Mellon is a nominal shareholder that manages and safeguards the underlying shares that back our ADRs circulating in the U.S. market, while the actual economic interests belong to U.S. institutional and individual investors who hold the ADRs. As a result, our shareholder structure has changed significantly from its previous focus on the founding family and domestic affiliates to one that now includes a wide range of overseas investors through the depositary bank, further globalizing our shareholder base.

(2)	Impact of the changes

The listing on the NASDAQ Capital Market and the shareholder conversion of the depositary bank have had the following impact on our business operations.

●	Multi-nationalization of capital and improved liquidity: Funding channels have been diversified, with funds now flowing in from the US capital market through the depositary bank. In addition, trading on NASDAQ, one of the world’s largest markets, has dramatically increased the liquidity and name recognition of our stock.

●	Addressing the increasing complexity of the proxy voting process: For shares held in the name of the depositary bank (8.3%), voting rights are exercised at the direction of the actual ADR holders in accordance with the deposit agreement. Therefore, in running the general shareholders’ meeting, it is becoming increasingly important to engage with the depositary bank and the overseas actual shareholders behind it, and to promote the exercise of voting rights.

●	Transition to global-standard governance: As the proportion of overseas investors increases, the level of demand for management transparency and accountability has increased. To address this, we will maintain an information disclosure system that complies with the standards of the U.S. Securities and Exchange Commission (SEC) and continue to promote the strengthening of corporate governance from a global perspective.

3.	Matters concerning stock acquisition rights, etc.

(1)	Summary of the stock acquisition rights, etc. issued as consideration for the execution of duties held by the Company’s officers as of the end of the fiscal year

Not applicable.

(2)	Summary of stock acquisition rights, etc. issued to employees of the Company, officers and employees of subsidiaries as compensation for the performance of their duties during the fiscal year

Not applicable.

(3)	Other important matters concerning stock acquisition rights, etc.

In connection with our listing on the Nasdaq Capital Market in the United States in October 2025, we issued the following stock acquisition rights to the underwriting securities companies.

①	Fourth Series Stock Acquisition Rights (Stock Acquisition Rights as Underwriter Remuneration)

●	Allocation Date: October 2025 (at the time of listing)

●	Holder of Stock Acquisition Rights: Kingswood Capital Partners, LLC (underwriter)

●	Number of Stock Acquisition Rights: 37,500

●	Type of Shares to be Issued: Our Common Stock (including American Depositary Shares (ADSs))

●	Exercise Price: USD 4.80 per share (ADS) (120% of the public offering price of USD 4.00)

●	Exercise Period: From six months to five years after the listing date (trading commencement date)

●	Purpose of Issuance: These warrants are issued as part of the underwriter warrants associated with the listing on the NASDAQ Capital Market. If the 5th Series Stock Acquisition Rights are exercised in accordance with the conditions set out in the contract with the holders of the stock acquisition rights, the same number of unexercised stock acquisition rights will be deemed to have been waived at the time of such exercise.

②	Fifth Series Stock Acquisition Rights (Stock Acquisition Rights as Underwriter’s Fees)

●	Allocation Date: October 2025 (at the time of listing)

●	Holder of Stock Acquisition Rights: Kingswood Capital Partners, LLC (Underwriter)

●	Number of Stock Acquisition Rights: 37,500

●	Type of Shares to Be Issued: Our Common Stock (including American Depositary Shares (ADSs))

●	Exercise Price: ¥1 per share (ADS)

●	Exercise Period: From six months to five years after the listing date (trading commencement date)

●	Purpose of Issuance: Issued as part of the underwriter warrants associated with the listing on the NASDAQ Capital Market. If the Fourth Series Stock Acquisition Rights are exercised in accordance with the terms of the agreement with the stock acquisition rights holders, the unexercised stock acquisition rights will be deemed forfeited at the time of such exercise.

4.	Matters concerning company officers

(1)	Status of Directors (as of December 31, 2025)

Position	Name	Responsibilities and important concurrent positions
Representative Director	Kiyotaka Ito	Representative Director of K2MY Co., Ltd.
Director	Takamichi Kon	Risk and Compliance Committee Head of School Business
Director	Hitosi Kawabata	Head of Risk Management Headquarters
Director	Mitsuharu Yazawa	CFO Risk and Compliance Committee Diversity Committee Head of Corporate Headquarters
Director	Kazuma Inoue	Risk and Compliance Committee Head of Social Business
Director	Michio Nagatsu
Director	Mitsunobu Kawaharada	Nomination committee Compensation committee Rubicon Inc. Representative Director
Director	Hisashi Ono	Nominating committee Big Field Management Co., Ltd. Representative Director Director of Himikana Co., Ltd. Director of FUTAEDA Co., Ltd.
Director	Kazuko Ito	Diversity Committee President and CEO of Pastel Lab Co., Ltd. Representative Director of NPO STAND
Director	Ryo Ishikawa	KI Planning Co., Ltd. Director
Director Audit and Supervisory Committee Members	Masakazu Arimori	Nomination committee Compensation committee iCubed Foundation representative director
Director Audit and Supervisory Committee Members	Kazutaka Nakatsuji	Compensation Committee Representative of FPC Accounting Office Frontier Partner Cloud audit firm employee FPC Accounting LLC Representative Member
Director Audit and Supervisory Committee Members	Yasuko Maita	Auditor, Kumamoto Electric Railway Co., Ltd. Director (Audit and Supervisory Committee Member) of iCubed Systems Inc. Auditor of Fukuoka Capital Partners Co., Ltd. Founding Partner of Maida Law Office

(Note)	1.	Changes during the current fiscal year

Changes in Directors and Directors (Audit and Supervisory Committee Members) during the fiscal year under review are as follows:

(1)	Newly appointed directors

At the Annual General Meeting of Shareholders held on March 28, 2025, Kazuma Inoue, Michio Nagatsu, and Ryo Ishikawa were elected as Directors and took office on the same day.

(2)	Changes in Directors

At the Annual General Meeting of Shareholders at the time of the election, Mitsuharu Yazawa, who was a Director (Audit and Supervisory Committee Member), was elected as a Director who is not an Audit and Supervisory Committee Member and took office on the same day.

(3)	Newly appointed directors (audit and supervisory committee members)

At the Annual General Meeting of Shareholders held on March 28, 2025, Yasuko Maita was elected as a Director (Audit and Supervisory Committee Member) and took office on the same day.

These changes are intended to further strengthen the management control structure and enhance organizational management.

2.	Outside Directors

Directors Mitsunobu Kawarada, Hisashi Ono, Kazuko Ito, Ryo Ishikawa, Masakazu Arimori, Kazutaka Nakatsuji and Yasuko Maita are Outside Directors as defined in Article 2, Item 15 of the Companies Act.

3.	Relationship with concurrent employer

There are no special interests between the Company and the companies where each Director and Director (Audit and Supervisory Committee Member) concurrently holds a position.

4.	Specialization of Audit and Supervisory Committee Members

Director (Audit and Supervisory Committee Member) Kazutaka Nakatsuji is a certified public accountant and tax accountant, and has considerable expertise in finance and accounting.

(2)	Matters concerning Outside Directors (as of December 31, 2025)

①	Activities of Outside Directors

Full name	Position	Main activities
Mitsunobu Kawaharada	Outside Director	17 of the 17 Board of Directors meetings held during the fiscal year, where he chaired the proceedings and provided recommendations and advice based on his extensive management experience on matters such as the management of foreign exchange risk and disclosure policies after the company’s listing.
Hisashi Ohno	Outside Director	17 of the 17 Board of Directors meetings held during the fiscal year under review, and was involved as a member of the Nominating Committee. He also proactively expressed his opinions from the perspective of management oversight regarding the thorough implementation of quantitative reporting in business execution and progress management of sales and general administrative expenses reductions.
Kazuko Ito	Outside Director	17 of the 17 Board of Directors meetings held during the fiscal year, promoted activities as Chair of the Diversity Committee, and spoke from the perspective of organizational management regarding the awareness of crisis at the workplace regarding the decline in membership.
Ryo Ishikawa	Outside Director	7 of the 13 Board of Directors meetings held during the fiscal year under review, and actively offered his opinions on global management and technology strategies from his expert perspective. His absence was due to unavoidable circumstances, such as an overseas trip.
Masakazu Arimori	Outside Director (Audit and Supervisory Committee Member)	17 of the 17 Board of Directors meetings and 13 of the 13 Audit and Supervisory Committee meetings held during the fiscal year under review, and made necessary statements from the perspective of strengthening governance regarding matters such as strengthening the effectiveness of the internal audit system and the roadmap for in-house operations.
Kazutaka Nakatsuji	Outside Director (Audit and Supervisory Committee Member)	17 of the 17 Board of Directors meetings and 13 of the 13 Audit and Supervisory Committee meetings held during the fiscal year under review, and was involved as Chairman of the Compensation Committee. He also provided opinions from a financial and accounting expert’s perspective regarding matters such as exchange rate risk management for foreign currency deposit accounts.
Yasuko Maita	Outside Director (Audit and Supervisory Committee Member)	10 of the 10 Audit and Supervisory Committee meetings held during the fiscal year, where he provided advice and comments from a legal expert perspective regarding improvements to the contract management process and thorough compliance.

(Note)	Directors Ishikawa and Maita were newly elected and appointed as directors at the Ordinary General Meeting of Shareholders held on March 28, 2025, and therefore the number of meetings attended by them during this fiscal year is different from that of other directors.

②	Overview of the Liability Limitation Agreement

Pursuant to the provisions of the Articles of Incorporation, the Company has entered into agreements with all Outside Directors that limit the liability for damages set forth in Article 423, Paragraph 1 of the Companies Act, in accordance with the provisions of Article 427, Paragraph 1 of the same Act. The limit of liability for damages under these agreements is expected to be the minimum liability amount stipulated by law, provided that the Outside Directors acted in good faith and without gross negligence in performing their duties.

(3)	Outside Audit and Supervisory Committee Members

The Company has appointed three outside Audit and Supervisory Committee members. They have no vested interests in the Company, meet the conditions for independent officers set by the stock exchange, and are therefore unlikely to pose a conflict of interest with general shareholders. The Company has determined that they are sufficient to perform the function of monitoring the Directors and management.

Furthermore, pursuant to Article 427, Paragraph 1 of the Companies Act, the Company has entered into agreements with its Outside Audit and Supervisory Committee members that limit their liability for damages under Article 423, Paragraph 1 of the Companies Act. The limit on liability for damages under such agreements is set at the amount stipulated by law.

(4)	Cooperation between the supervision or audit by the Outside Audit and Supervisory Committee Members and internal audits, audits by the Audit and Supervisory Committee and accounting audits, and the relationship with the internal control department

Upon request, the Internal Audit Department, Internal Control Department, etc. will provide necessary information and materials to the Outside Audit and Supervisory Committee members and will assist them in their work if necessary.

In order to promote mutual cooperation, the Audit and Supervisory Committee and the Internal Audit Department have established a forum for regular information exchange, where they confirm and adjust the Audit and Supervisory Committee’s audit policy and plans, as well as the Internal Audit Department’s audit policy, plans, and audit results. In addition, the Audit and Supervisory Committee, the Internal Audit Office, which is the internal audit department, and Innovation, the accounting auditor, regularly exchange opinions to ensure the legality of our operations.

(5)	Whether or not a full-time auditor has been selected and the reason for this

The Company has not appointed any full-time Audit and Supervisory Committee members. This is because the Company has adopted a system in which all Audit and Supervisory Committee members exercise their voting rights at Board of Directors meetings to fulfill their audit and supervisory functions, and has determined that the Audit and Supervisory Committee is able to adequately perform its audit and supervisory functions through cooperation with the Internal Audit Department and other departments.

(6)	Status of Audit and Supervisory Committee Audits

The Audit and Supervisory Committee of our company conduct audits based on audit plans, and also attends meetings of the Board of Directors and the Management Committee to monitor the legality of the Board’s business execution and company management. In addition, the Audit and Supervisory Committee, which is equivalent to the Audit Committee required of companies listed on the NASDAQ in the United States, regularly exchanges opinions with the Audit and Supervisory Committee and strives to ensure the legality of business execution.

(7)	Status of internal audits

Our company has established an Internal Audit Office directly under the Representative Director to conduct internal audits. Internal audits are conducted annually at the headquarters, branches, and consolidated subsidiaries, in principle, from the perspectives of operational efficiency, various regulations, checks and balances based on administrative authority, and an emphasis on compliance. The internal audit plan and results are reported to the Representative Director every month, and audit results and improvements are communicated to the audited departments. In order to increase the effectiveness of audits, the audited departments are required to submit reports to the Internal Audit Office on the status of improvements made to the improvements made to the improvements made. The results are also shared with the Audit and Supervisory Committee.

(8)	Total amount of remuneration for directors

①	Policies concerning the determination of executive remuneration, etc.

At the Board of Directors meeting held on April 15, 2021, the Company resolved the policy for determining the details of individual directors’ remuneration, etc.

In addition, the Board of Directors has confirmed that the method for determining the remuneration of individual Directors for the current fiscal year and the content of the remuneration decided upon are consistent with the decision-making policy, and has determined that the remuneration is in line with the decision-making policy.

The policy for determining the remuneration of individual Directors is as follows:

(i)	Basic Policy

The remuneration for the Company’s directors, both executive directors and outside directors, shall consist solely of fixed remuneration.

(ii)	Policy concerning the determination of the amount of fixed remuneration (monetary remuneration) for each individual (including the policy regarding the determination of the timing or conditions for the provision of remuneration).

The remuneration of the Company’s Directors shall be a monthly fixed remuneration that shall be determined based on a comprehensive consideration of position, responsibilities, years of service, and the levels of other companies as well as the Company’s performance.

(iii)	Matters concerning the determination of the details of individual director remuneration, etc.

With regard to the individual compensation amounts for Directors, the decision on the Representative Director’s compensation amount is delegated to the Compensation Committee based on a resolution of the Board of Directors, and the Board of Directors decides the compensation amounts for other Directors based on the Committee’s recommendations. The Compensation Committee’s authority is to determine the Representative Director’s basic compensation amount (as well as the calculation and evaluation of performance-linked compensation, etc.) and to report to the Board of Directors regarding the compensation amounts for other Directors. This procedure was adopted to enhance the objectivity, transparency, and fairness of the decision-making process and strengthen corporate governance by having the committee, the majority of whose members are independent Outside Directors, deliberate, decide, or recommend amounts. For the fiscal year under review, the Compensation Committee, chaired by an Outside Director and consisting of members, comprehensively considers the Company’s performance, economic conditions, and each Director’s responsibilities and contributions, and after rigorous deliberation, determines the Representative Director’s compensation amount and recommends the compensation amounts for other Directors. The Board of Directors has confirmed that the decision-making process and the content of the compensation amounts decided upon are consistent with the decision-making policy and has determined that they are in line with the decision-making policy.

②	Total amount of remuneration for the current fiscal year

Classification	Number of recipients	Amount of remuneration (thousand yen)
Director (Excluding directors who are audit and supervisory committee members)	11 people	171,191
Directors who are Audit and Supervisory Committee members	3 people	17,000
total (including outside directors)	14 people (7 people)	188,191 (36,999)

(Notes)	1.	The amount paid to Directors does not include the employee salaries of Directors who also serve as employees.

2.	The maximum remuneration for Directors was resolved at the 22nd Annual General Meeting of Shareholders held on March 28, 2023, to be no more than 200 million yen per year (excluding employee salaries).

3.	The maximum remuneration for Audit and Supervisory Committee members was resolved at the 23rd Annual General Meeting of Shareholders held on March 29, 2024 to be no more than 100 million yen per year.

4.	As of the end of the fiscal year under review, there are 10 directors and 3 directors who are Audit and Supervisory Committee members (including 3 outside directors).

(9)	Matters concerning directors’ and officers’ liability insurance contracts

We have concluded Directors’ and Officers’ Liability Insurance contracts with insurance companies as stipulated in Article 430-3, Paragraph 1 of the Revised Companies Act (effective March 1, 2021), with our directors and outside directors as insured persons. The summary of the Directors’ and Officers’ Liability Insurance contracts is that if the insured is sued for damages arising from an act in the course of performing their duties, the insurance contract will compensate for damages and litigation costs. The insurance premiums for these contracts are borne entirely by our company. Following our listing on the NASDAQ Capital Market in the United States in October 2025, we changed to and enrolled in Directors’ and Officers’ Liability Insurance that covers overseas.

5.	Matters concerning accounting auditors

(1)	Name

Innovation & Co.

(2)	Amount of remuneration, etc.

①	Remuneration as accounting auditor for the current fiscal year	17,600,000 yen (excluding tax)
②	Total amount of money and other property benefits to be paid by the Company and its subsidiaries	17,600,000 yen (excluding tax)

(Note)	The Audit and Supervisory Committee conducted the necessary verification of the appropriateness of the content of the accounting auditor’s audit plan, the status of the accounting audit’s performance, and the basis for calculating the estimated remuneration, and then decided to approve the amount of the accounting auditor’s remuneration, etc.

(3)	Policy for Dismissal or Non-Reappointment of Accounting Auditors

If the Audit and Supervisory Committee determines that it is necessary, such as when there is an impediment to the performance of the Accounting Auditor’s duties, it will decide on the content of a proposal to submit to the General Meeting of Shareholders regarding the dismissal or non-reappointment of the Accounting Auditor.

Furthermore, if the Audit and Supervisory Committee determines that the Accounting Auditor falls under any of the items set forth in Article 340, Paragraph 1 of the Companies Act, the Audit and Supervisory Committee will dismiss the Accounting Auditor with the unanimous consent of the Audit and Supervisory Committee Members. In this case, an Audit and Supervisory Committee Member appointed by the Audit and Supervisory Committee will report the dismissal of the Accounting Auditor and the reasons for the dismissal at the first General Meeting of Shareholders convened after the dismissal.

(4)	Summary of the contents of the liability limitation agreement

The Company and its accounting auditor, Innovation, have entered into a limited liability agreement pursuant to Article 427, Paragraph 1 of the Companies Act. The details of the agreement are outlined below.

With regard to the liability of the Accounting Auditor under Article 423, Paragraph 1 of the Companies Act, if the Accounting Auditor acts in good faith and without gross negligence in performing its duties, the Accounting Auditor’s liability for damages to the Company shall be limited to the minimum liability amount set forth in Article 425, Paragraph 1 of the Companies Act.

6.	Matters concerning the establishment of systems to ensure the appropriateness of business operations

(1)	System to ensure the appropriateness of business operations

The following is an overview of the matters resolved by the Board of Directors as part of the “System for ensuring the proper conduct of business at the Company and its subsidiaries (internal control system).”

1)	System to ensure that the execution of duties by directors and employees complies with laws and regulations and the Articles of Incorporation

(i)	In order to ensure that the performance of duties by officers and employees of the Company and its subsidiaries (hereinafter collectively referred to as the Group) complies with laws and regulations and the Articles of Incorporation, the Company has established a corporate philosophy of “Change and Design Sports” and a code of conduct of “Four-way win: Good for myself, good for others, good for the company, and good for society.” Directors themselves will abide by these principles, and the Representative Director will repeatedly communicate this spirit to employees.

(ii)	The Group will establish various internal regulations necessary for directors and employees to comply with laws and regulations and the Articles of Incorporation in the course of their work, and will conduct internal training to ensure that all employees are aware of these regulations and work is carried out in accordance with them.

(iii)	The Group considers compliance to be a top priority as a prerequisite for business development, and has established the Risk and Compliance Regulations, which set out the basic principles of compliance. By implementing these regulations company-wide, the Group requires all officers and employees to comply with laws and regulations.

(iv)	In the event that a director or employee of the Group discovers any conduct within the Company that violates laws, regulations, the Articles of Incorporation, or other internal rules, the Group will establish a system that allows for early identification and response by directly reporting to the Risk Management Headquarters, which serves as an internal reporting point, or to the corporate lawyer, which serves as an external reporting point. The system will ensure the anonymity of the whistleblower and protect the whistleblower from any disadvantages that may arise from making such a report.

(v)	The internal audit personnel appointed by the Representative Director shall audit each division of the Company to confirm compliance with laws and regulations and the Articles of Incorporation, and report the results of the internal audit to the Representative Director, the Board of Directors, and the Audit and Supervisory Committee.

(vi)	In order to ensure the accuracy of financial reporting, we plan to establish rules for accounting and business operations, as well as establish and operate internal controls related to the accuracy of financial reporting. We plan to also evaluate the status of these controls every fiscal year, check for any deficiencies, and make any necessary improvements.

(vii)	The Group will not have any relationship with anti-social forces and will resolutely resist any unreasonable demands. All directors and employees will act to eliminate anti-social forces in accordance with the “Regulations for Dealing with Anti-Social Forces” established by the Company.

2)	System for storing and managing information related to the execution of duties by directors

Minutes of the Board of Directors meetings, records of decisions made by Directors in the performance of their duties (including electronic records), and other important information will be properly preserved in accordance with laws and regulations and the Document Management Regulations.

3)	Rules and other systems for managing the risk of loss

We have established “Risk Compliance Regulations” to identify and respond to the risk of loss surrounding our business, and will consider how to respond to any actual or potential risks.

Each department strives to understand the risks that affect it on a daily basis, and shares this risk information within the company through reports from department managers at monthly reporting meetings, and takes necessary measures. For important risks, countermeasures are discussed at the Board of Directors meeting, and timely, effective countermeasures and recurrence prevention measures are implemented. In addition, we have established a “Risk and Compliance Committee” as an organization to professionally deliberate and decide on important matters related to risk management, and we practice cross-company risk management.

4)	Systems to ensure that directors execute their duties efficiently

The Board of Directors plan to hold monthly meetings and extraordinary meetings when necessary to make prompt decisions on important matters relating to business operations.

We plan to appropriately grant authority regarding business decision-making to each position based on the “Administrative Authority Regulations” to ensure efficient business execution.

We plan to hold monthly reporting meetings attended by directors and department managers to report on the status of business execution in each department and to concentrate the information necessary for directors to execute their duties. In addition, we plan to create a means to share daily business reports within the company.

5)	System to ensure the appropriateness of business operations within the corporate group consisting of the Company and its subsidiaries

(i)	System for reporting to the Company on matters related to the execution of duties by directors, etc. of subsidiaries

In order to promote the comprehensive and healthy development of the Group and ensure the appropriateness of business operations, the Company has established regulations governing the management of affiliated companies and regulations governing administrative authority, and all important matters relating to the business operations of subsidiaries require the approval of the Company.

(ii)	Rules and other systems for managing the risk of losses at subsidiaries

The Group manages the business operations of its subsidiaries and ensures the appropriateness of their operations in accordance with the Affiliated Company Management Regulations. In addition, the Group centrally manages the various risks it faces and strengthens its risk management system in accordance with the Code of Conduct and the Risk and Compliance Regulations.

(iii)	Systems to ensure that the duties of directors, etc. of subsidiaries are executed efficiently

In order to have a common understanding of the management issues facing the Group and manage the business in a way that maximizes the Group’s corporate value, we have adopted a system in which one or more of our directors will serve as directors of our subsidiaries.

(iv)	Systems to ensure that the execution of duties by directors, etc. and employees of subsidiaries complies with laws and regulations and the Articles of Incorporation

Through the “Code of Conduct,” “Risk Compliance Regulations,” and “Affiliate Management Regulations,” the Company provides guidance and support to its subsidiaries in establishing systems to ensure compliance with laws and other business operations.

(v)	Other systems to ensure the appropriateness of business operations within the corporate group consisting of the Company and its subsidiaries

In order to prevent inappropriate transactions and accounting practices in parent-subsidiary transactions, the Audit and Supervisory Committee, accounting auditors, and internal audit departments will work together to establish an audit system and ensure the appropriateness of business operations within the corporate group.

6)	Matters concerning employees who will assist the Audit and Supervisory Committee members in their duties, matters concerning the independence of such employees from the Directors, and matters concerning ensuring the effectiveness of instructions to the Audit and Supervisory Committee members

(i)	Assistants to the Audit and Supervisory Committee members shall be independent from Directors with respect to such assistance work, and the consent of the Audit and Supervisory Committee members shall be required as necessary when conducting personnel evaluations, transfers, or disciplinary actions.

(ii)	When instructions regarding support duties are given by the Audit and Supervisory Committee Members, the assistants shall not receive instructions regarding such duties from Directors or other employees, and shall follow only instructions from the Audit and Supervisory Committee Members and the Audit and Supervisory Committee.

7)	A system for directors and employees to report to the Audit and Supervisory Committee and a system to ensure that those who make reports are not treated unfavorably because of said reports

Directors and employees shall report on the status of their duties and other matters as requested by the Audit and Supervisory Committee from time to time. In addition, if a director discovers any facts that may cause significant damage to the company or any serious facts that violate laws, regulations, or the Articles of Incorporation, he/she shall promptly report them to the Audit and Supervisory Committee. Those who make such reports shall not be treated disadvantageously in any way as a result of having reported to the Audit and Supervisory Committee.

8)	Systems to ensure that audits by the Audit and Supervisory Committee are carried out effectively

(i)	The Audit and Supervisory Committee members shall attend all meetings of the Board of Directors, express necessary opinions on the agenda, receive reports on the performance of duties by Directors, and ask questions as appropriate.

(ii)	In addition to confirming the operational status of each division of the Company through daily divisional audits, the Audit Committee shall receive reports from internal auditors and reports on accounting audits from the auditing firm, and exchange necessary opinions as appropriate to ensure the effectiveness of audits.

(iii)	Each Audit and Supervisory Committee Member shall hold regular monthly meetings and other meetings as necessary to decide on matters to be resolved, as well as to report on the status of their respective audits, and to consider whether there are any problems and key audit items, thereby improving the effectiveness and efficiency of audits.

(iv)	When the Audit and Supervisory Committee or its members request the Company to pay in advance or settle any expenses or debts necessary for the performance of their duties, the Company will process such requests promptly.

(2)	Overview of the operational status of the system to ensure the appropriateness of business operations

The status of operation of the system to ensure the appropriateness of business operations during the fiscal year under review is outlined below.

Based on the “Basic Policy for Establishing an Internal Control System,” we are working to establish and appropriately operate a system to ensure the proper conduct of business as a corporate group.

●	In accordance with the whistle-blowing regulations, we have set up whistle-blowing hotlines both inside and outside the company to receive consultations from employees.

●	The Board of Directors meets once a month to decide on basic management policies, and the Management Committee meets once a month to discuss individual matters related to business execution. At these meetings, the efficiency and appropriateness of business operations, as well as compliance with laws and regulations, are also discussed.

●	Audit and Supervisory Committee members attended important meetings such as the Board of Directors, received necessary reports on important matters regarding company management and business operations, as well as the status and results of business execution, and met with the Representative Director as appropriate, endeavoring to communicate with each other and conducting monitoring activities regarding the Company’s internal control system.

●	In order to ensure that the duties of directors and other officers of subsidiaries are executed efficiently, we have established a system in which one or more of our directors will serve as officers of subsidiaries, and management will be carried out with the aim of maximizing the corporate value of the group.

●	In conjunction with the establishment of the Audit and Supervisory Committee, we entered into an accounting auditor contract with an auditing firm in December 2022.

25th Term

Financial Statements

From January 1, 2025

To December 31, 2025

Leifras Co., Ltd.

Balance Sheet

As of December 31, 2025

Leifras Co., Ltd.		(Unit: Thousands of yen)
Description	Amount	Description	Amount
Assets		Liabilities
Current assets	3,318,030	Current Liabilities	1,685,377
Cash and deposits	2,363,527	Accounts payable	196,544
Accounts receivable	735,800	Short-term borrowing	100,000
Merchandise	21,578	Current portion of bonds	40,000
Supplies	22,177	Current portion of long-term borrowings	151,030
Prepaid expenses	176,680	Lease liabilities
Short-term loans	603	Accrued expenses	181,006
Accounts receivable	3,577	Income taxes payable	549,043
Allowance for doubtful accounts	∆ 6,092	Consumption taxes payable	116,559
Other	177	Advances received	171,659
Fixed assets	436,409	Deposits received	103,788
Property, Plant and Equipment	121,524	Accrued bonuses	13,011
Buildings and structures	109,671	Other current liabilities	52,793
Tools, furniture and fixtures	19,705	Fixed liabilities	98,279
Leased vehicles	29,569	Bonds	20,000
Leased equipment	22,948	Long-term borrowings	24,422
Accumulated depreciation	∆ 60,371	Lease liabilities	23,081
(Intangible fixed assets	29,444	Asset retirement obligations	30,775
Trademarks	787	Total liabilities	1,783,656
Software	28,656	Equity
Investments and other assets	285,440	Shareholders’ equity	1,959,190
Shares of subsidiaries and affiliates	68,000	Common stock	409,833
Investment securities	5,736	Capital surplus	374,833
Long-term loans receivable	2,202	Legal capital surplus	374,833
Long-term prepaid expenses	6,268	Retained earnings	1,174,536
Lease deposits	141,810	Other retained earnings	1,174,536
Guarantee deposits	7,206	Retained earnings brought forward	1,174,536
Deferred tax assets	54,217	Treasury stock	∆ 12
		Accumulated other comprehensive income	∆ 858
		Valuation difference on available-for-sale securities	∆ 858
		Share acquisition rights	12,450
		Total net assets	1,970,782
Total assets	3,754,439	Total liabilities and net assets	3,754,439

STATEMENTS OF INCOME

From January 1, 2025

To December 31, 2025

Leifras Co., Ltd.	(Unit: Thousands of yen)
Description	Amount
Net revenue		11,586,368
Cost of revenue		8,098,274
Gross profit		3,488,093
Selling, general, and administrative expenses		2,917,339
Income from operations		570,754
Non-operating income
Interest and dividend income	3,471
Foreign exchange gains	7,743
Miscellaneous income	25,953	37,168
Non-operating expenses
Interest expenses	15,182
IPO-related expenses	54,931
Stock-based compensation expenses	12,391
Commission expenses	21,920
Miscellaneous losses	28,991	133,417
Ordinary income		474,506
Extraordinary losses
Loss on retirement of fixed assets	659	659
Income before income tax		473,846
Current tax expense		133,367
Deferred tax expense		41,548
Net income		298,930

Selling, general, and administrative expenses

From January 1, 2025

To December 31, 2025

Leifras Co., Ltd.	(Unit: Thousands of yen)
Description	Amount
Directors’ compensation	187,691
Salaries and wages	511,605
Part-time employee wages	53,124
Social insurance premiums	104,195
Employee benefits	16,120
Bonuses	5
Provision for bonuses	11,919
Sponsorship fees	13,645
Outside service fees	393,828
Promotion fees	114,735
Travel expenses	82,567
Commission expenses	228,373
Office supplies	21,240
Communication expenses	29,625
Freight and shipping	1,767
Office rental fees	263,518
Common area maintenance fees	18,185
Other real estate expenses	18,267
Utilities expenses	30,436
System maintenance fees	278,225
Equipment lease expenses	89,308
Depreciation and amortization	46,082
Repair and maintenance	2,133
Provision for doubtful accounts	7,778
Bad debt expenses	219
Taxes and public dues	111,635
Recruitment fees	132,843
Training expenses	10,276
Entertainment expenses	26,483
Meeting expenses	18,098
Insurance premiums	89,616
Membership dues	3,782
Total selling, general and administrative expenses	2,917,339

Cost of revenue

From January 1, 2025

To December 31, 2025

Leifras Co., Ltd.	(Unit: Thousands of yen)
Description	Amount
School operating expenses	53,127
Enrollment promotion expenses	197,291
Royalty expenses	38,247
Instructor fees	2,103
Facility rental fees	512,448
Event expenses	1,044,953
Postage expenses	2,453
Telephone expenses	37,389
Travel expenses	82,758
Transportation expenses	120,334
Fuel expenses	119,504
Commuting expenses	99,319
Freight and shipping	1,986
Salaries and wages	3,585,991
Part-time employee wages	1,058,717
Social insurance premiums	572,862
Employee benefits	54,016
Bonuses	42,027
Provision for bonuses	63,600
Administrative service fees	114,994
Office supplies	21,687
Other cost of revenues	272,461
Total cost of revenues	8,098,274

Statements of Changes in Shareholders’ Equity

From January 1, 2025

To December 31, 2025

Leifras Co., Ltd.	(Unit: Thousands of yen)
	Shareholders’ equity
		Additional paid-in capital		Retained earnings
			Total	Other retained earnings	Retained
	Common stock	Legal capital surplus	additional paid-in capital	Total retained earnings	earnings brought forward	Treasury stock	Total
Balance at beginning of period	80,500	45,500	45,500	914,810	914,810	∆ 12	1,040,798
Cumulative effect of correction of errors				∆ 39,205	∆ 39,205		∆ 39,205
Restated balance at beginning of period	80,500	45,500	45,500	875,605	875,605	∆ 12	1,001,593
Changes during the period
Issuance of common stock	329,333	329,333	329,333				658,666
Net income				298,930	298,930		298,930
Net changes in items other than shareholders’ equity
Total changes during the period				298,930	298,930	0	957,597
Balance at end of period	409,833	374,833	374,833	1,174,536	1,174,536	∆ 12	1,959,190

	Accumulated other comprehensive income
	Unrealized gains (losses) on available-for-sale securities	Total accumulated other comprehensive income	Stock acquisition rights	Total net assets
Balance at beginning of period	∆ 1,333	∆ 1,333	0	1,039,465
Cumulative effect of correction of errors				658,666
Restated balance at beginning of period	∆ 1,333	∆ 1,333	0	1,000,260
Changes during the period
Issuance of common stock				658,666
Net income				298,930
Net changes in items other than shareholders’ equity	475	475		475
Total changes during the period	475	475	12,450	970,522
Balance at end of period	∆ 858	∆ 858	12,450	1,970,782

Notes to Financial Statements

From January 1, 2025 to December 31, 2025

Ⅰ	Notes on Matters Related to Significant Accounting Policies

1.	(1)	Valuation standards and methods for securities

①	Securities valuation standards and methods

Subsidiary shares: Stated at cost using the moving average method

Other securities

Items other than stocks with no market price

… Market value method based on market price etc. at the end of the fiscal year

(All valuation differences are treated using the direct inclusion method in net assets, and the cost of sale is calculated using the moving average method.)

Stocks with no market price

… Cost method based on the moving average method

②	Inventory valuation standards and methods

First-in, first-out method (balance sheet value calculated by book value write-down method based on decline in profitability)

(2)	Depreciation method for fixed assets

①	Tangible fixed assets (excluding leased assets)

The declining balance method is used. However, the straight-line method is used for buildings (excluding attached facilities) acquired on or after April 1, 2007, and for buildings, attached facilities, and structures acquired on or after April 1, 2016.

②	Intangible fixed assets (excluding lease assets)

The fixed amount method is used.

③	Leased assets

For leased assets relating to finance lease transactions that do not transfer ownership, the straight-line method is used over the lease period.

(3)	Provisions

①	Allowance for doubtful accounts

To provide for losses due to bad debts, we record an estimated unrecoverable amount for general receivables based on the historical bad debt rate, and for receivables with a high probability of default, we take into account the recoverability of each receivable individually.

②	Accrued bonuses

To provide for the payment of bonuses to employees, the Company records the estimated amount to be paid for the current fiscal year.

(4)	Standards for recording revenues and expenses

①	School business

The sports schools operated by our company have a performance obligation to provide sports instruction to members. We recognize revenue for monthly membership fees, determining that the performance obligation is satisfied each month. The consideration for the transaction is generally received in the month in which the performance obligation is satisfied, or approximately within one month from the time the performance obligation is satisfied. The main performance obligation for event revenue is to hold events related to the sports schools (training camps, tournaments, etc.) and provide supervision and instruction. The consideration for the transaction is generally received before the date on which the performance obligation is satisfied.

②	Social business

In the social business, the provision of sports instruction for club activities and physical education classes is a performance obligation based on consignment contracts received mainly from local governments. It is determined that this is a performance obligation that will be fulfilled over a certain period based on the contract period and designated contract period, and the progress regarding the fulfillment of the performance obligation is estimated and the performance obligation is fulfilled based on that progress. However, the calculation period is mainly set as one month, and revenue is recognized on a monthly basis. The consideration for the transaction is received based on the payment conditions stipulated in the contract.

II	Correction of Errors

As it was discovered that the Company had overstated revenue in previous fiscal years, the Company has adjusted the cumulative impact of this error in the opening retained earnings for the current fiscal year in accordance with Article 96, Paragraph 7, Item 1 of the Corporate Accounting Regulations.

The Company has determined that the error is not significant enough under the Companies Act to require the revision of financial statements for prior fiscal years that have already been finalized, and therefore has not revised the financial statements for prior fiscal years.

The adjustment to retained earnings at the beginning of the current fiscal year is 39,205 thousand yen.

III	Accounting estimates

(1)	Recoverability of deferred tax assets

①	Amounts recorded in the financial statements for the current fiscal year 54,217,000 yen

②	Information about significant accounting estimates related to recognized items

We assess the recoverability of deferred tax assets based on taxable income before adjustments for temporary differences, etc., which are based on future profitability, for future deductible temporary differences at the end of the fiscal year. In addition, estimates of taxable income are based primarily on future profit plans, including business plans for the following fiscal year.

The business plan that forms the basis of the estimate of taxable income is formulated based on certain assumptions that take into account the external environment and internal information, and may be affected by future uncertain economic conditions and the Company’s business conditions. As a result, if actual taxable income fluctuates, this may have a significant impact on the valuation of deferred tax assets.

Ⅳ	Notes on the Balance Sheet, etc.

(1)	Guaranteed obligations

Not applicable.

(2)	Monetary claims and obligations to affiliated companies

Not applicable.

(3)	Commitment line agreement

The Company has entered into a commitment line agreement with Chikuho Bank, Ltd. and SBI Shinsei Bank, Ltd. with a maximum amount of 1 billion yen as of October 31, 2025. As of the end of the fiscal year under review, there is no outstanding borrowing amount under this agreement.

(4)	Syndicated Loan Agreement

On November 19, 2025, the Company entered into a syndicated term loan agreement totaling 1.5 billion yen with four banks, with Mizuho Bank, Ltd. as the arranger.

The agreement contains financial covenants, which are as follows:

1)	From the fiscal year ending December 2025 onwards, the amount of net assets on the non-consolidated balance sheet at the end of each fiscal year will be maintained at 80% or more of the amount of net assets on the non-consolidated balance sheet at the end of the fiscal year ending December 2024.

2)	Maintain a positive operating profit as shown in the non-consolidated income statement for each fiscal year from the fiscal year ending December 2025 onwards.

3)	Maintain a positive ordinary profit as shown in the non-consolidated income statement for each fiscal year from the fiscal year ending December 2025 onwards.

If this is violated, we may be required to repay the loan in full at the request of the lender.

As of the end of the fiscal period, there is no outstanding borrowing amount under this agreement.

V	Income statement

(1)	Transaction volume with affiliated companies

Transaction volume from business transactions

Sales: 640,901,000 yen

VI	Statement of Changes in Shareholders’ Equity

(1)	Type and total number of issued shares

Types of shares	Current fiscal year Number of shares at the beginning of the period	Increase in shares for this fiscal year	Number of shares decreased in this fiscal year	End of current fiscal year Number of shares
common stock	25,310,660 shares	1,250,000	—	26,560,660 shares

(Note)	In conjunction with the listing on the Nasdaq Stock Market in the United States on October 9, 2025, 1,250,000 new common shares were issued. As a result, the increase in capital and capital reserve for this fiscal year was 329,333,000 yen and 329,333,000 yen, respectively.

(2)	Matters concerning the type and number of treasury shares

Types of shares	Current fiscal year Number of shares at the beginning of the period	Number of shares increased during the current fiscal year	Number of shares decreased in this fiscal year	End of current fiscal year Number of shares
common stock	400,041 shares	—	—	400,041 shares

(3)	Matters concerning stock acquisition rights

Items	Type of shares	Number of Target Shares (shares)				Ending balance (1,000 yen)
		Number of shares (beginning)	Increase	Decrease	Number of shares (end)
1st Stock Acquisition Rights	Common stock	100	―	―	100	―
2nd Stock Acquisition Rights	Common stock	50	―	―	50	―
3rd Stock Acquisition Rights	Common stock	―	―	―	―	―
4th Stock Acquisition Rights	Common stock	―	37,500	―	37,500	12,450
5th Stock Acquisition Rights	Common stock	―	―	―	―	―
Total		―	37,500	―	37,500	12,450

During the fiscal year under review, in connection with the listing on the Nasdaq market in the United States, the Company allocated stock acquisition rights to Kingswood Capital Partners, LLC as part of the listing fees.

VII	Tax-effect accounting

The main reasons for the occurrence of deferred tax assets are the provision for bonuses, excess depreciation, and the disallowance of the allowance for doubtful accounts.

Following the passage of the “Act to Partially Amend the Income Tax Act, etc.” (Act No. 18 of 2025) by the Diet on March 31, 2025, a “Special Defense Corporation Tax” will be levied from fiscal years beginning on or after April 1, 2026.

Accordingly, the effective statutory tax rate has been changed from 30.62% to 31.52% for the calculation of deferred tax assets and deferred tax liabilities related to temporary differences expected to be resolved after the fiscal year beginning on or after January 1, 2027. The impact of this tax rate change is immaterial.

VIII	Financial Instruments

(1)	Status of financial products

①	Policy for financial products

In light of working capital, we are procuring the necessary funds (mainly bank loans).

②	Details of financial products, their risks, and risk management system

Accounts receivable, which are operating receivables, are exposed to the credit risk of customer members. With regard to this risk, we regularly monitor the status of customer members, manage the balance for each customer member, and aim to identify any concerns about collection at an early stage. In the event of non-collection, we will take appropriate measures.

Investment securities are mainly shares in companies with which the Company has business relationships, and are exposed to the risk of fluctuations in market prices. Most trade payables have payment due dates within two months.

Short-term borrowings, long-term borrowings and corporate bonds are exposed to liquidity risk, but this risk is managed by creating and regularly updating funding plans.

(2)	Fair value of financial instruments

The carrying amount on the balance sheet, fair value, and the difference between them as of the end of the current fiscal year are as follows. Notes on “Cash and deposits,” “Accounts receivable,” “Other receivables,” “Accounts payable,” “Short-term borrowings,” and “Other payables” are omitted because they are settled in a short period and their fair values approximate their carrying amounts.

(Unit: 1,000 yen)

	Balance sheet amount	Market price	difference
(1) Investment securities	5,736	5,736	-
Total assets	5,736	5,736	-
(1) Corporate bonds (*1)	60,000	59,557	△443
(2) Long-term borrowings (*2)	175, 452	174,837	△615
Total debt	235, 452	234,394	△1,058

(*1)	Corporate bonds include those due to be redeemed within one year.
(*2)	Long-term borrowings include those due to be repaid within one year.
(*3)	Stocks and other securities without market prices are not included in the above table. The balance sheet amounts of the financial instruments are as follows:

(Unit: 1,000 yen)

Classification	Balance sheet amount
Affiliated company shares	68,000

IX	Transactions with related parties

Subsidiaries and affiliates

Kinds	Name of company etc. or name	Capital (1,000 yen)	Business Content	Percentage of voting rights, etc. held (%)	Related Party Relationships	Transaction Content	Transaction amount (1,000 yen)	Subjects	Ending balance (1,000 yen)
Subsidiary	Leifras Travel Co., Ltd.	18,000	Travel industry	Possession Direct 100.00	Contract business Concurrent positions as directors	Business Contract	640,901	Accounts receivable	-

(Note)	1.	Transaction amounts do not include consumption tax, etc.

2.	Transaction prices, etc. are determined in the same manner as for general transactions, after individual consultations taking into account market prices, etc.

3.	Leifras Travel Co., Ltd. is currently undergoing dissolution procedures following a resolution at the General Meeting of Shareholders on October 31, 2025.

X	Per share information

(1)	Net assets per share

75 yen 33 sen

(2)	Net income per share

11 yen 86 sen

(Note)	1.	Net assets per share are calculated based on the total number of shares issued at the end of the period, and net income per share is calculated based on the average number of shares issued during the period.

2.	We issued 1,250 thousand new shares on October 9, 2025.

Ⅺ	Revenue recognition

Fundamental information for understanding revenue

The information that serves as the basis for understanding revenue is as set out in “I Notes on Matters Related to Significant Accounting Policies - (4) Standards for Recognizing Revenues and Expenses.”

Ⅻ	Significant subsequent events

(1)	Matters concerning domestic corporate bond issuance

The Company has issued corporate bonds based on a resolution of the Board of Directors held on October 15, 2025.

Brand	Leifras Co., Ltd. 7th Unsecured Bonds
Total amount issued	200,000,000 yen
Publication date	January 30, 2026
Issue price and redemption amount	10,000,000 yen/1,000,000 yen
interest rate	1.250% per year
Regular redemption date	January 30th and July 30th of each year starting July 30th, 2026
Final redemption date	January 30, 2031
Purpose	Business operating funds

(2)	Matters related to the acquisition of business

On February 27, 2026, after the fiscal year-end, the Company has entered into an agreement to acquire the child welfare facility management business from Well Resources Co., Ltd. The effective date of this agreement is May 1, 2026, and the Company plans to acquire the business on the same date.

The consideration for the acquisition of this business is 132 million yen (including consumption tax), and this transaction is expected to have a significant impact on our future business activities and profits.

The impact of this subsequent event has not been reflected in the financial statements for the current fiscal year.

End

Independent Auditor’s Report

February 27, 2026

Leifras Co., Ltd.

To the Board of Directors

Innovation

Tokyo Office
Designated employee Managing Partner	Certified Public Accountant	Tsuyoshi Hashimoto

Designated employee Managing Partner	Certified Public Accountant	Makoto Morikawa

Audit Opinion

Pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited the financial statements of Leifras Co., Ltd. for the 25th fiscal year from January 1, 2025 to December 31, 2025, namely, the balance sheet as of December 31, 2025, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, and the notes and accompanying supplementary schedules (hereinafter referred to as the “Financial Statements, etc.”).

We are of the opinion that the above financial statements, etc. present fairly, in all material respects, the assets and profit and loss position for the period to which said financial statements, etc. relate, in accordance with accounting standards generally accepted in Japan.

Basis for Audit Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under these standards are described in “Auditor’s Responsibilities in the Audit of Financial Statements, etc.” We are independent from the Company in accordance with the rules of professional ethics in Japan and have fulfilled our other ethical responsibilities as an auditor. We believe that we have obtained sufficient appropriate audit evidence on which to express our opinion.

Other information

Other information includes the business report and its supporting schedules. Management is responsible for preparing and disclosing these other information. The Audit and Supervisory Committee is responsible for developing and implementing the reporting process for these other information, and for monitoring the directors’ performance of their duties.

Our audit opinion on the financial statements, etc. does not include any other information, and we do not express an opinion on any other information.

Our responsibility in auditing financial statements, etc. is to read through the other contents and, in the process of doing so, to consider whether there are any material differences between the other contents and the financial statements, etc. or the knowledge we have gained in the course of the audit, and to pay attention to whether there are any signs of material error in the other contents other than such material differences.

If, based on the work we have performed, we determine that there are material errors in the other statements, we are required to report that fact.

There are no other matters for us to report regarding the other information provided.

Responsibilities of management and the Audit and Supervisory Committee regarding financial statements, etc.

The responsibility of management is to prepare and fairly present financial statements in accordance with accounting standards generally accepted in Japan. This includes establishing and implementing internal controls that management deems necessary to prepare and fairly present financial statements that are free from material misstatements due to fraud or error.

When preparing financial statements, etc., management is responsible for assessing whether it is appropriate to prepare financial statements, etc. based on the going concern assumption, and for disclosing matters related to the going concern if it is necessary to do so in accordance with corporate accounting standards generally accepted in Japan.

The Audit and Supervisory Committee is responsible for overseeing the performance of the Directors’ duties in the development and operation of the financial reporting process.

Responsibilities of auditors in auditing financial statements, etc.

The auditor’s responsibility is to obtain reasonable assurance based on the audit conducted by the auditor that the financial statements, etc. taken as a whole are free from material misstatements due to fraud or error, and to express an opinion on the financial statements, etc. from an independent position in the audit report. Misstatements may arise from fraud or error, and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users of the financial statements, etc.

Auditors shall, throughout the audit process, exercise their professional judgment and maintain professional skepticism in accordance with auditing standards generally accepted in Japan and shall:

●	Identify and assess the risks of material misstatement due to fraud or error, and plan and perform audit procedures that address those risks. The selection and application of audit procedures is up to the auditor’s judgment. Furthermore, obtain sufficient appropriate audit evidence on which to express an opinion.

-	The purpose of an audit of financial statements, etc. is not to express an opinion on the effectiveness of internal controls, but when conducting risk assessments, auditors will consider internal controls relevant to the audit in order to plan appropriate audit procedures according to the circumstances.

-	Evaluate the appropriateness of the accounting policies adopted by management and their application, as well as the reasonableness of accounting estimates made by management and the appropriateness of related disclosures.

●	Conclude whether it is appropriate for management to prepare financial statements, etc. based on the going concern assumption, and whether there are any material uncertainties regarding events or circumstances that may cast significant doubt on the going concern assumption, based on the audit evidence obtained. If there are any material uncertainties regarding the going concern assumption, the auditor is required to draw attention to the notes to the financial statements, etc. in the audit report, or to express a modified opinion on the financial statements, etc. if the notes to the financial statements, etc. regarding material uncertainties are inappropriate. The auditor’s conclusion is based on the audit evidence obtained up to the date of the audit report, but future events or circumstances may mean that the company will no longer be able to continue as a going concern.

-	Evaluate whether the presentation and notes of financial statements, etc. comply with corporate accounting standards generally accepted in Japan, as well as the presentation, structure and content of financial statements, etc., including related notes, and whether the financial statements, etc. fairly present the underlying transactions and accounting events.

The auditor shall report to the Audit and Supervisory Committee on the planned scope and timing of the audit, significant audit findings, including significant deficiencies in internal control identified during the audit, and other matters required by the audit standards.

Conflict of Interest

There are no conflicts of interest between the Company and our audit firm or its executive officers that must be disclosed pursuant to the provisions of the Certified Public Accountants Act.

That’s all

Audit Report

The Audit and Supervisory Committee report the audit method and results of the execution of duties by Directors for the 25th fiscal year from January 1, 2025 to December 31, 2025 as follows:

1.	Audit method and content

The Audit and Supervisory Committee received regular reports from directors and employees on the status of their establishment and operation of the “Board of Directors Resolution on the Establishment of Systems to Ensure that the Performance of Duties by Directors Complies with Laws and Regulations and the Articles of Incorporation, and Other Systems Necessary to Ensure the Proper Operation of the Corporate Group Consisting of a Company and its Subsidiaries,” as described in the business report, and the systems (internal control systems) established based on said resolutions, requested explanations as necessary, expressed opinions, and conducted audits using the methods described below.

①	In accordance with the audit policies, standards, plans, etc. established by the Audit and Supervisory Committee, we have communicated with directors, the internal audit department, the internal control department, and other employees, etc., and made efforts to gather information, attended board of directors meetings and other important meetings, received reports from directors and employees, etc. on the status of their performance of duties, requested explanations as necessary, inspected important approval documents, etc., and investigated the status of operations and assets at the head office and major business locations. In addition, with regard to subsidiaries, we have communicated and exchanged information with their directors, and received business reports from them as necessary.

②	We monitored and verified whether the accounting auditor maintained its independence and conducted proper audits, received reports from the accounting auditor on the status of the execution of its duties, and requested explanations as necessary. We also received notice from the accounting auditor that it had established a “system to ensure that duties are executed properly” in accordance with the “Quality Control Standards for Audits,” and requested explanations as necessary.

Based on the above method, we have reviewed the business report and its supplementary schedules for the fiscal year in question, as well as the financial statements (balance sheet, income statement, statement of changes in shareholders’ equity, and individual notes) and their supplementary schedules.

2.	Audit results

(1)	Audit results of business reports, etc.

①	We acknowledge that the report and its accompanying schedules are in accordance with the laws and regulations and the Articles of Incorporation and accurately reflect the Company’s status.

②	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found in relation to the performance of duties by the Directors.

③	We recognize that the content of the Board of Directors’ resolution regarding the internal control system is appropriate. Furthermore, we have found no issues that require comment regarding the content of the business report regarding said internal control system or the performance of duties by the Directors.

(2)	Audit results of the accounting auditor’s performance of duties

Regarding the system to ensure the proper performance of duties by the accounting auditor, Innovation Corporation, there are a few points to be pointed out.

It is not permitted.

(3)	Audit results of financial statements and their supplementary schedules the accounting auditor, Innovation Corporation, are appropriate.

March 4, 2026

Leifras Corporation Audit and Supervisory Committee

Director and Audit and Supervisory Committee Member Masakazu Arimori (seal)

Director and Audit and Supervisory Committee Member: Kazutaka Nakatsuji (seal)

Director and Audit and Supervisory Committee Member Yasuko Maita (seal)

Reference Documents for the General Meeting of Shareholders

Agenda and reference matters

Proposal No. 1　Partial amendment to the Articles of Incorporation

1.	Reasons for the proposal

(1)	Responding to the diversification and expansion of business activities

In anticipation of the future business development of our group, and in order to respond to our full-scale entry into childcare-related businesses, welfare businesses for people with disabilities, and IT services businesses, expansion into the fields of online cram schools, correspondence courses, and other education and learning support services, the start of non-life insurance agency business, and the expansion of M&A-related businesses, we will be adding and amending business purposes to Article 2 (Purpose) of the current Articles of Incorporation. Specifically, from the perspective of obtaining licenses and permits and for external clarity, we will be adding new purposes such as “management of childcare centers,” “disability welfare service business,” “non-life insurance agency business,” and “planning, production, sales, and implementation of online cram schools, correspondence courses, and other education and learning support services,” and will also be rephrasing the existing business purposes to make them clearer and more specific in line with our current business situation.

(2)	Establishment of a group management structure

In order to improve management efficiency and strengthen governance across the entire Group, the management of subsidiaries and other related businesses will be added to the business objectives.

(3)	Adjustment of the number of articles

In accordance with the above changes, necessary changes will be made, such as moving down article numbers.

(4)	Change in the number of directors In order to strengthen and further enhance the management structure, the number of directors (excluding directors who are audit and supervisory committee members) will be increased by five, changing the number from 10 to 15.

2.	Details of the changes

The details of the amendments are as follows. The amendments to the Articles of Incorporation in this proposal will come into effect at the conclusion of this General Meeting of Shareholders. (The underlined parts indicate the amendments.)

This amendment to the Articles of Incorporation shall come into effect at the conclusion of this General Meeting.

Current articles of incorporation	Proposed changes

(the purpose)

Article 2 The purpose of the Company is to operate the following businesses:

(1) to (8) (Articles omitted)

(Newly established)

(9) to (11) (numbers moved down)

(12) Management consulting business

(13) to (25) (number moved down)

(Newly established)

(26) to (27) (number moved down)

(Newly established)

(Newly established)

(Newly established)

(Newly established)

(28) All businesses related to the preceding items

Articles 3 to 18 (Articles omitted)

(Number of members)

Article 19 The number of Directors of the Company (excluding Directors who are Audit and Supervisory Committee Members) shall be no more than 10.

(Article omitted)

(the purpose)

Article 2 (As is currently the case)

(1) to (8) (current)

(9) Management of nurseries and childcare services for infants and young children under the Child Welfare Act

Moved to (10)-(12)

(13) Management consulting services and mediation, arrangement and advice regarding corporate alliances, mergers and acquisitions

Moved to (14) to (26)

(27) Planning, development, sales, maintenance, management and consulting of computer software and systems

Moved to (28)-(29)

(30) Welfare service business for persons with disabilities based on the law for comprehensive support of the daily and social lives of persons with disabilities, and implementation of online cram schools, correspondence courses, and other educational and learning support services

(32) Management of subsidiaries and other related businesses

(33) Non-life insurance agency business

(34) All businesses related to the preceding items

Articles 3 to 18 (currently unchanged)

(Number of members)

Article 19 The number of Directors of the Company (excluding Directors who are Audit and Supervisory Committee Members) shall be no more than 15.

(As is currently the case)

Proposal No. 2　Election of 12 Directors (excluding Directors who are Audit and Supervisory Committee Members)

The terms of office of all 10 Directors (excluding Directors who are Audit and Supervisory Committee Members) will expire at the conclusion of this General Meeting of Shareholders. Therefore, we would like to request the election of 12 directors (excluding directors who are Audit and Supervisory Committee members). The contents of this proposal were discussed by the Nomination Committee, an advisory body to the Board of Directors, all of whose members, including the chairperson, are Outside Directors, and after receiving a recommendation in favor, were passed by the Board of Directors. The purpose of these director appointments is to further strengthen our management structure and corporate governance, as well as to strengthen our system for implementing our medium- to long-term growth strategies. In line with this, we will review our structure, including increasing the number of directors, to further enhance our management supervision and business execution functions. The new director candidates are expected to utilize their specialized knowledge and extensive experience to contribute to the sustainable growth and improvement of the Company’s corporate value. This proposal will come into effect on the condition that the change in the number of directors (excluding directors who are audit and supervisory committee members) in Proposal 1, “Partial Amendment to the Articles of Incorporation,” is approved as originally proposed and the amendment to the Articles of Incorporation comes into effect.

The 12 candidates for Director (excluding Directors who are Audit and Supervisory Committee Members) are as follows:

Candidate number	Full name (date of birth)	Career summary, positions and important concurrent positions		Number of shares of the Company held
1	Kiyotaka Ito (Born November 21, 1963) (Reappointment)	April 1987	Joined Clip Corporation	7,314,502 shares
		August 2001	Founder and Representative Director of the Company
		August 2010	Chairman of the Board of Directors of Sports & Aviation Academy
		September 2012	Owner of the professional basketball team “Rising Fukuoka” Founder of K2MY Co., Ltd., Representative Director (current position)
		December 2017	Representative Director, Leifras Travel Co., Ltd.
		April 2019	Representative Director of the Company (current position)
		June 2020	[Significant concurrent positions] Representative Director of K2MY Co., Ltd.

Candidate number	Full name (date of birth)	Career summary, positions and important concurrent positions		Number of shares of the Company held
2	Takamichi Kon (Born September 20, 1984) (Reappointment)	March 2005	Joined Space Plan Co., Ltd.	9,709 shares
		April 2006	Joined our company
		October 2014	Executive Officer and Head of Public Relations
		September 2015	Executive Officer and Tohoku Branch Manager of the Company
		August 2016	Executive Officer and General Manager of Tokyo, Kanto and Tohoku Branches
		July 2017	Director and General Manager of Social Action Division of the Company
		November 2017	Director of Hokkaido Tokachi Sky Earth Sports Co., Ltd.
		March 2020	Managing Director and General Manager of Social Action Division of the Company
		August 2020	Director of Leifras Travel Co., Ltd.
		November 2021	Director of Apicos Co., Ltd. (current position)
		November 2021	Director of Regional Kyodo Co., Ltd.
		January 2022	Director of LEIF Co., Ltd.
		January 2022	Director and General Manager of Social Action Division of the Company
		February January 2022	Representative Director of Leifras Travel Co., Ltd.
		February May 2025	Director and Head of School Business Division (current position) [Significant concurrent positions] Director of Apicos Co., Ltd.
3	Hitoshi Kawabata (Born November 2, 1979) (Reappointment)	January 2003	Joined our company	27,954 shares
		September 2011	General Manager of the Social Action Business Division 2, General Manager of the Social Action Business Division 1, and General Manager of the Kyushu Branch of our company
		October 2014	Director and Head of Support Division of the Company
		October 2016	Senior Managing Executive Officer of the Company
		August 2017	Senior Managing Executive Officer and Head of Internal Audit Office of the Company
		March 2021	Full-time Audit & Supervisory Board Member of the Company
		January 2022	Director and Head of Support Division of the Company
		February May 2025	Director and General Manager of Risk Management Division of the Company (current position)

Candidate number	Full name (date of birth)	Career summary, positions and important concurrent positions		Number of shares of the Company held
4	Mitsuharu Yazawa (Born January 29, 1968) (Reappointed)	April 1991	Joined Dai-Ichi Kangyo Bank, Ltd. (currently Mizuho Bank, Ltd.)	68,547 shares
		April 2002	Mizuho Corporate Bank, Ltd. (currently Mizuho Bank, Ltd.) Asset Management Department Researcher
		May 2004	Researcher for the Second Distribution Department of the Bank
		July 2008	Mizuho Bank, Ltd. Corporate Finance Department Counselor
		January 2014	Head of Settlement Operations Office, Trust & Custody Services Bank, Ltd. (currently Custody Bank of Japan, Ltd.)
		April 2018	Head of the bank’s payment operations department
		April 2021	Custody Bank of Japan Ltd., General Manager of Domestic Business Department II
		December 2023	Outside Director and Audit and Supervisory Committee Member of the Company
		March 2025	Director and General Manager of Administration Headquarters of the Company
		May 2025	Director, CFO and General Manager of Corporate Headquarters (current position)
5	Kazuma Inoue (August 29, 1978) (Reappointment)	September 2001	Joined our company	101,298 shares
		October 2014	Executive Officer of the Company Deputy Secretary General of Konan Business College
		November 2014	Executive Officer, Head of Professional Sports Support Office of the Company and Director of Fukuoka Professional Basketball Co., Ltd.
		April 2016	Executive Officer and Kyushu South Area Leader
		July 2017	Executive Officer and COO of Leifras Kyushu
		April 2018	Managing Executive Officer and COO of Leifras Kyushu
		January 2019	Managing Executive Officer and General Manager of Kyushu Branch of the Company
		April 2019	Senior Managing Executive Officer and General Manager of
		January 2021	Kyushu Branch of the Company Senior Managing Executive Officer, Deputy General Manager of Social Action Headquarters and General
		July 2023	Manager of Kyushu Branch of the Company Senior Managing Executive Officer, General Manager of West Japan Headquarters, Social Action Headquarters, and General Manager of Kyushu Branch (current position)
		March 2025	Director of the Company, Officer in charge of the Social Affairs Department of the Social Action Headquarters
		May 2025	Director and General Manager of Social Business Division of the Company (current position)

Candidate number	Full name (date of birth)	Career summary, positions and important concurrent positions		Number of shares of the Company held
6	Rei Yamamoto (Born July 19, 1973) (New Candidate)	April 1996	Joined Quaras Inc.	0 shares
		April 1999	Transferred to the Accounts Payable Management Section of the Accounting Department of the company
		April 2003	Transferred to the company’s New Business Development Department
		July 2008	Joined Adecco Co., Ltd.
		April 2010	Senior FP&A analyst at the company
		January 2015	FP&A Manager, Modis Section, FP&A Department
		December 2022	Head of Finance, Akkodis
		April 2025	Deputy General Manager of the Finance and Accounting Division of the Company (current position)
7	Tsuyoshi Nagatomi (Born October 1, 1969) (New Candidate)	April 1992	Part-time Lecturer (Health and Physical Education) at Tokai University Fifth High School	0 shares
		April 1998	Teacher at Tokai University Bosei High School
		April 2005	Temporary Staff at Fukuoka Institute of Technology
		April 2008	Joined ALIIX Co., Ltd.
		April 2009	Joined the Company (Kendo School Instructor)
		July 2012	Vice Principal of the School Business Department, Management Headquarters
		January 2013	JJFC Fukuoka Branch, a Specified Nonprofit Organization
		September 2014	Branding Promotion Department, SA Headquarters
		September 2015	President of the West Japan Headquarters
		July 2018	President’s Office of the President
		October 2018	Regional Collaboration Promotion Division, SA Headquarters
		January 2024	Director of the Public Works Support Office, SA Headquarters
		April 2025	Director of the President’s Office, a Department Directly Reported to the President (current position)
8	Mitsunobu Kawaharada (Born November 13, 1959) (Reappointment)	April 1982	Joined Dai-Ichi Kangyo Bank, Ltd. (currently Mizuho Bank, Ltd.)	57,094 shares
		July 2002	Mizuho Bank, Ltd. Kurume Branch Manager
		June 2006	Nishinoda Branch Manager
		June 2012	Fukuoka Branch Manager, Chikuho Bank Ltd.
		July 2012	Executive Officer and Fukuoka Branch Manager of Chikuho Bank
		June 2014	Director and Fukuoka Branch Manager of Chikuho Bank
		June 2016	Managing Director and General Manager of the Sales Department of Chikuho bank
		June 2017	Director and Managing Executive Officer of Chikuho Bank
		April 2018	General Manager of the Sales Department of Chikuho Bank
		July 2019	Director and Managing Executive Officer of Chikuho Bank

Candidate number	Full name (date of birth)	Career summary, positions and important concurrent positions		Number of shares of the Company held
		September 2019	Founded Rubicon Co., Ltd. and became its Representative Director (current position)
		September 2019	Outside Director of the Company Advisor, K Holdings Co., Ltd. (current position)
		May 2022	Advisor, YG Holdings Co., Ltd. (current position)
		December 2022	Outside Director and Audit and Supervisory Committee Member of the Company
		July 2024	Outside Director of the Company (current position) [Significant concurrent positions] Representative Director of Rubicon Co., Ltd.
9	Hisashi Ono (Born May 1, 1958) (Reappointment)	May 1984	Joined International Tours Co., Ltd. (now H.I.S. Co., Ltd.)	105,227 shares
		April 1986	Fukuoka Branch Manager of the company
		November 2000	Director and General Manager of Kyushu-Chugoku Sales Division, H.I.S. Co., Ltd.
		November 2001	Director and General Manager of Head Office Sales Division, H.I.S. Co., Ltd.
		January 2002	Managing Director of Skymark Airlines Co., Ltd. (currently Skymark Co., Ltd.)
		January 2003	Senior Managing Director, Skymark Airlines Co., Ltd.
		January 2004	Big Field Management Co., Ltd. established Representative Director (current)
		January 2005	Skymark Airlines Co., Ltd. Auditor
		November 2007	Outside Auditor, iCubed Systems Inc.
		November 2011	Director of Himikana Co., Ltd. (current position)
		April 2019	Graduate School of Project Design Visiting professor (current)
		May 2020	FUTAEDA Co., Ltd. Director (current)
		March 2021	Outside Audit & Supervisory Board Member of the Company Outside Director and Audit and Supervisory Committee Member of the Company
		December 2022	Outside Director of the Company (current position)
		July 2024	[Important concurrent positions] CEO of Big Field Management Co., Ltd. Director of Himikana Co., Ltd. Specially Appointed Professor, Graduate School of Business Design FUTAEDA Co., Ltd. Director

Candidate number	Full name (date of birth)	Career summary, positions and important concurrent positions		Number of shares of the Company held
10	Kazuko Ito (Born June 19, 1962) (Reappointment)	April 1991	Founder of Pastel Labo Co., Ltd., President and CEO (current position)	33,340 shares
		December 2005	Specified Non-Profit Corporation STAND Representative Director (current position)
		July 2016	Visiting Professor at Hiroshima University (current position)
April 2024

Outside Director of the Company (current position)

[Significant concurrent positions]

President and CEO of Pastel Lab Co., Ltd.

Representative Director of NPO STAND

Visiting Professor at Hiroshima University

11	Ryo Ishikawa (Born September 17, 1991) (Reappointment)	January 2008	Becoming a professional golfer	0 shares
		April 2008	Joined the Professional Golfers’ Association of Japan
		May 2017	Director of KI Planning Co., Ltd. (current position)
		March 2018	Vice Chairman of Japan Golf Tour Organization
		December 2016	Director of the Sun and Children Project (current position)
		January 2024	2024-25 Vice President of the Japan Golf Tour Players Association
		March 2025	Outside Director of the Company (current position)
[Significant concurrent positions] Director of KI Planning Co., Ltd. (current position)
12	Tetsu Mizutani (February 3, 1961) (New Candidate)	April 1983	Joined Suntory Ltd. (now Suntory Holdings Ltd.) Executive Officer, Deputy General Manager of the Spirits	0 shares
		April 2008	Division and General Manager of the Whisky Division, Suntory Liquors Limited
		January 2011	Executive Officer, Suntory Holdings Limited
		September 2011	Managing Executive Officer and General Manager of Overseas Business Department, Suntory Liquors Limited
		January 2013	Executive Officer and General Manager of Corporate Planning Division, Suntory Holdings Limited
		October 2014	President and Representative Director, Suntory Beer Limited
		April 2019	Managing Executive Officer in charge of Kansai, Suntory Holdings Limited
		January 2020	Suntory Communications Limited President and CEO
		September 2021	Managing Executive Officer, Suntory Holdings Limited
		January 2024	Responsible for the Corporate Brand Strategy Department and Sports Business Promotion Department of the company Chairman and Representative Director, Suntory Corporate Business Limited
		October 2024	Vice Secretary General (Board Member), Japan Association for the 2025 World Exposition
		January 2026	Advisor to the Japan Association for the 2025 World Exposition
January 2026

Chairman and Representative Director of Suntory Corporate Business Limited (current position)

[Significant concurrent positions]

Chairman and Representative Director of Suntory Corporate Business Limited

(current position)

(Note)	1	Mr. Mitsunobu Kawarada, Mr. Takashi Ohno, Ms. Kazuko Ito, Mr. Ryo Ishikawa, and Mr. Tetsu Mizutani are candidates for Outside Director as stipulated in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act. Furthermore, there are no special interests between the candidates and the Company.

	2.	The reasons for the selection of the candidates for Director and the roles expected of them are as follows:

(1)	As the founder of the Company, Mr. Kiyotaka Ito has demonstrated strong leadership as Representative Director and driven the Company’s overall management since its establishment in 2001. He has made significant contributions to the business expansion and improvement of the Group’s overall c.orporate value, and we believe that his management skills are indispensable for realizing the Company’s sustainable growth and medium- to long-term development. Therefore, we propose that he be re-elected as Representative Director.

(2)	Since joining the company, Mr. Kon Takamichi has served as Director of the Public Relations Office and Branch Manager, contributing to business expansion on the front lines. He has also served as General Manager of the Social Action Division and Representative Director of a subsidiary, and has extensive experience and a proven track record in management and business operations. He is currently leading the company’s main business as General Manager of the School Business Division, and we hope that he will utilize his track record and knowledge to further grow the company, so we propose that he be elected as a Director.

(3)	Since joining the Company, Hitoshi Kawabata has held key positions in the business divisions and has contributed to establishing the Company’s audit system as a full-time Audit & Supervisory Board Member. He has deep understanding and experience in both business execution and auditing, and currently supports the sound business operations of the Company as General Manager of the Risk Management Headquarters. We believe that his deep insight into governance and risk management is essential to strengthening the Company’s management system, and therefore propose his election as Director.

(4)	Mr. Mitsuharu Yazawa has held key positions at financial institutions for many years and has advanced expertise and abundant experience in finance, accounting, and financial operations. Since 2023, he has been in charge of supervisory functions as an Outside Director (Audit and Supervisory Committee Member) of the Company, and is currently in charge of financial strategy and administrative departments as Director, CFO, and Head of Corporate Headquarters. We expect that he will utilize his expertise to contribute to strengthening the Company’s financial base and enhancing its business management system, and therefore propose his election as Director.

(5)	Since joining the company, Kazuma Inoue has promoted community-based business development as the general manager of the Kyushu area, and has accumulated extensive business experience and achievements as a branch manager and senior managing executive officer. He is currently leading the expansion of social issue-solving businesses as the general manager of the Social Business Division. We expect that he will utilize his on-site leadership skills and business promotion capabilities to further develop the Company, and therefore propose his election as a Director.

(6)	Mr. Mitsunobu Kawaharada has extensive experience in financial institutions and has deep knowledge, particularly in the areas of business management, sales management, and financial risk management. We expect that he will contribute to strengthening the Company’s financial base and improving corporate governance, and therefore we propose his election as an Outside Director.

(7)	Mr. Hisashi Ohno has extensive management experience in the travel and airline industries, as well as having served as a director and auditor at several companies and possessing broad knowledge in the fields of business management and auditing, we expect him to contribute to strengthening our corporate governance and achieving sustainable growth. Therefore, we propose his election as an Outside Director.

(8)	Ms. Kazuko Ito has demonstrated leadership in the fields of corporate management and non-profit activities for many years and has extensive knowledge of business strategy planning and social contribution activities. We expect her to contribute to strengthening the Company’s governance and increasing its social value, and therefore propose her election as an Outside Director.

(9)	We expect that Mr. Ryo Ishikawa will utilize his extensive experience and knowledge in the sports industry to contribute to enhancing the Company’s brand value and promoting social contribution activities through sports. We therefore propose that he be elected as an Outside Director.

The reasons for the selection of the new directors and their expected roles are as follows:

(10)	Ms. Rei Yamamoto has been engaged in the fields of finance and corporate planning for many years at a foreign company and has extensive experience and a high level of expertise, primarily in FP&A (financial planning and analysis). She has particular knowledge of financial strategy planning, cost management, and the establishment of business management systems. We expect that she will utilize her experience and knowledge to contribute to strengthening the Company’s financial base and enhancing its business management systems, and therefore propose her election as a Director.

(11)	Since joining the Company, Mr. Tsuyoshi Nagatomi has served as Vice Principal of the School Business Department and President of the West Japan Headquarters, among other positions, and has extensive experience and a proven track record in promoting sports education and community collaboration projects. Furthermore, through his work in the Regional Collaboration Promotion Department and the Public Works Strategy Office, he has contributed to strengthening collaboration with government and local communities and expanding the Company’s business base. We expect that he will utilize his experience and knowledge to further strengthen the Company’s business operations and business base, and therefore propose his election as Director will lead the Company’s further business expansion.

(12)	Tetsu Mizutani has been involved in corporate management and brand strategy at the Suntory Group for many years, and has served as Representative Director and President of a business company, bringing him ample management experience and deep insight. He also has experience in coordinating with a wide range of stakeholders, having served as Representative Director of an industry association and in the operation of an international exposition. We expect that he will utilize his track record and knowledge as a manager to provide advice and supervision on the Company’s overall management from an independent and objective standpoint, and therefore propose his election as Outside Director.

3.	If the election of Mr. Mitsunobu Kawarada, Mr. Takashi Ohno, Ms. Kazuko Ito, Mr. Ryo Ishikawa, and Mr. Tor Mizutani is approved, the Company plans to enter into agreements with each of them to limit their liability for damages under Article 423, Paragraph 1 of the Companies Act, pursuant to Article 427, Paragraph 1 of the said Act. The limit on liability for damages under such agreements is expected to be the minimum amount stipulated by law.

4.	The Company has concluded with insurance companies directors (including directors who are Audit and Supervisory Committee members) and the Company (including subsidiaries) liability insurance contracts as stipulated in Article 430-3, Paragraph 1 of the Companies Act, with the insureds being the Company’s directors (including directors who are Audit and Supervisory Committee members) and the Company (including subsidiaries). These insurance contracts provide for compensation for damages (defense costs, compensation, etc.) that may arise from the insured assuming liability in connection with the performance of their duties or receiving a claim related to the pursuit of such liability. If the candidates assume office, they will be included as insureds under these insurance contracts. Furthermore, these insurance contracts are scheduled to be renewed with the same terms and conditions at the next renewal.

Proposal No. 3　Election of two Directors who are Audit and Supervisory Committee Members

The terms of office of two Directors who are Audit and Supervisory Committee Members, Mr. Masakazu Arimori and Mr. Kazutaka Nakatsuji, will expire at the conclusion of this Ordinary General Meeting of Shareholders. Therefore, we request the election of two Directors who are Audit and Supervisory Committee Members.

This proposal has been approved by the Audit and Supervisory Committee.

The two candidates for Director who are Audit and Supervisory Committee members are as follows:

Candidate number	Full name (date of birth)	Career summary, positions and important concurrent positions		Number of shares of the Company held
1	Masakazu Arimori (Born November 17, 1956)	April 1979	Nikko Securities Inc. (currently SMBC Nikko Securities Inc.)	17,094 shares
		November 1980	Joined Japan Associated Finance Co., Ltd. (currently JAFCO Group Co., Ltd.)
		June 2002	Director (Finance), Zero Co., Ltd. (currently Skymark Co., Ltd.)
		November 2004	Skymark Airlines Co., Ltd. Executive Officer and General Manager of Accounting Division of Skymark Co., Ltd
		June 2005	Director of Skymark Co., Ltd
		September 2010	Managing Director of Skymark Co., Ltd
		January 2015	President and CEO of Skymark Co., Ltd
		December 2015	Vice President and CFO of AirAsia Japan Co., Ltd.
		March 2018	Special advisor to AirAsia Japan Co., Ltd.
		April 2018	Director of iCubed Systems Inc.
		April 2021	Representative Director of iCubed Foundation
		November 2021	Director of iCubed Ventures Inc.
		March 2022	Outside Director of the Company
		December 2022	Outside Director and Audit and Supervisory Committee Member of the Company (current position)

Candidate number	Full name (date of birth)	Career summary, positions and important concurrent positions		Number of shares of the Company held
2	Kazutaka Nakatsuji (Born May 19, 1971)	October 1997	Joined Tohmatsu & Co. (now Deloitte Touche Tohmatsu LLC)	14,837 shares
		April 2001	Registered as a Certified Public Accountant
		July 2006	Deloitte Taiwan Taipei Office Resident
		October 2011	Founder and Representative of Nakatsuji Maguchi Certified Public Accountant Office (currently FPC Accounting Office) (current position)
		December 2011	Registered as a tax accountant
		July 2012	Auditor, Raccoon Co., Ltd.
		March 2014	Employee of auditing firm Frontier Partner Cloud (Current)
		June 2016	Established LLC FPC (currently FPC Accounting LLC) Representative Partner (current position)
		July 2018	Raccoon Co., Ltd. (currently Raccoon Holdings Co., Ltd.) Director and Audit and Supervisory Committee Member
		June 2022	Outside Audit & Supervisory Board Member of the Company
		December 2022	Outside Director and Audit and Supervisory Committee Member of the Company (current position)
[Significant concurrent positions] Representative of FPC Accounting Office Frontier Partner Cloud audit firm employee Representative Partner of FPC Accounting LLC

(Notes)	1.	Mr. Masakazu Arimori and Mr. Kazutaka Nakatsuji are candidates for Outside Director as stipulated in Article 2, Item 15 of the Companies Act and Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act. There are no special interests between the candidates and the Company.

2.	The reasons for selecting the candidates for Outside Director and the roles expected of them are as follows:

(1)	Mr. Masakazu Arimori has extensive experience and insight as a corporate manager. We expect that he will utilize this experience and insight to provide advice and supervision to the Company’s management from the perspective of a corporate manager, and we therefore propose his election as an Outside Director.

(2)	Mr. Kazutaka Nakatsuji has extensive experience and considerable knowledge in accounting audits, finance, accounting, taxation, and stock listing support. We expect him to provide useful advice and recommendations to further strengthen our auditing system, and therefore we propose his election as an Outside Director.

3.	If the election of Mr. Masakazu Arimori and Mr. Kazutaka Nakatsuji is approved, the Company plans to enter into an agreement with them to limit their liability for damages under Article 423, Paragraph 1 of the Companies Act, pursuant to Article 427, Paragraph 1 of the same Act. The limit on liability for damages under the agreement is expected to be the minimum amount stipulated by law.

4.	The Company has concluded with insurance companies Directors (including Directors who are Audit and Supervisory Committee Members) and the Company (including subsidiaries) as insured persons under the Directors’ Liability Insurance Policy stipulated in Article 430-3, Paragraph 1 of the Companies Act. This insurance policy provides for compensation for damages (defense costs, compensation, etc.) that may arise from the insured assuming liability in connection with the performance of their duties or receiving a claim related to the pursuit of such liability. If each candidate takes office, he or she will be included as an insured under this insurance policy. Furthermore, this insurance policy is scheduled to be renewed with the same terms and conditions at the next renewal.

That’s all

Shareholders Meeting Venue Guide Map

Association place 20-3 Ebisu 4-chome, Shibuya-ku, Tokyo

 Ebisu Garden Place Tower 4th floor SPACE 6

Exchange General JR “Ebisu Station”

Approximately 5 minutes from the East Exit via the Ebisu Skywalk (moving walkway)

Tokyo Metro Hibiya Line “Ebisu Station”

Approximately 7 minutes from Exit 1 (JR direction) via Ebisu Skywalk (moving walkway)

◎	We do not have parking available, so please use public transportation.

Information on exercising voting rights if you cannot attend the General Meeting of Shareholders

1.	How to Exercise Voting Rights

You may exercise your voting rights at our General Meeting of Shareholders either by submitting a “Voting Rights Exercise Form” or by proxy by “Power of Attorney.”

If you are unable to attend the General Meeting of Shareholders, we would appreciate it if you could use a “Voting Rights Exercise Form” whenever possible, in order to ensure accurate processing and prompt counting of votes.

2.	Handling of Duplicate Documents

If you submit both a “Voting Rights Exercise Form” and a “Power of Attorney,” we will handle them as follows:

-	The “Power of Attorney” will take priority and will be counted as the valid vote.

-	If multiple identical documents are received, the last one received will be treated as the valid vote.

3.	Handling of Blank Responses and Incomplete Documents

Please note that if the documents you submit are incomplete, we will generally handle them as follows:

-	Voting Rights Exercise Form with no approval or disapproval: This will be treated as an indication of “Agreement” for each proposal.

If the proxy section of the proxy form is blank: The chairperson of this General Meeting designated in advance by our company will be treated as having been appointed as your proxy.

If the proxy form is missing a signature or seal: It will be treated as invalid, so please fill it out completely.